Commission File Number 001-31914

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2013 Third Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2013 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	Of the eleven Directors of the Company, ten attended the Board Meeting. Chairman and Executive Director Mr. Yang Mingsheng, Executive Directors Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi, Non-executive Directors Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, and Independent Non-executive Directors Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang attended the meeting. Independent Non-executive Director Mr. Sun Changji could not attend the meeting due to other business, and gave written authorization to Independent Non-executive Director Mr. Bruce Douglas Moore to act as proxy to attend and vote at the meeting.

Commission File Number 001-31914

1.3	The Company’s 2013 third quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Yang Zheng, Chief Financial Officer in charge of financial affairs and Head of the Financial Department, and Mr. Li Mingguang, Chief Actuary, confirm that the financial reports in this 2013 third quarter report are true and complete.

2.	Major Financial Data and the Particulars of Shareholders of the Company

2.1	Major financial data

			(Currency: RMB)
	As at 30 September 2013	As at 31 December 2012	Increase/(decrease) compared to 31 December 2012
Total assets (million)	1,960,673	1,898,916	3.3%
Total equity holders’ equity (million)	236,077	221,085	6.8%
Equity holders’ equity per share (RMB per share)	8.35	7.82	6.8%

	For the nine months ended 30 September 2013	For the nine months ended 30 September 2012	Increase/(decrease) compared to the same period of 2012
Net cash flows from operating activities (million)	53,685	91,888	-41.6%
Net cash flows from operating activities per share (RMB per share)	1.90	3.25	-41.6%

	For the nine months ended 30 September 2013	For the nine months ended 30 September 2012	Increase/(decrease) compared to the same period of 2012
Operating income (million)	349,541	320,504	9.1%
Net profit attributable to equity holders of the Company (million)	23,689	7,428	218.9%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	23,765	7,445	219.2%
Basic earnings per share (RMB per share)	0.84	0.26	218.9%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.84	0.26	219.2%
Diluted earnings per share (RMB per share)	0.84	0.26	218.9%
Weighted average ROE (%)	10.33	3.67	An increase of 6.66 percentage points
Weighted average ROE after deducting non-recurring items (%)	10.37	3.68	An increase of 6.69 percentage points

Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

Commission File Number 001-31914

As at 30 September 2013, investment assets of the Company were RMB1,824,280 million. For the nine months ended 30 September 2013, the net investment yield was 4.51% (net investment income including interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and rental income from investment properties), the gross investment yield was 4.97% (the gross investment yield ={[(Investment income – Share of profit of associates + Fair value gains/(losses) – Impairment losses of investment assets – Business tax and surcharges for investment + Total income from investment properties)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/273}×365), the surrender rate was 3.07%, and premiums earned was RMB274,019 million, an increase of 5.0%.

Deducting Non-recurring Items and Amount

		RMB million
Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2013
Gains on disposal of non-current assets	5	8
Government subsidies included in current gains/(losses)	1	4
Net non-operating income and expenses other than those mentioned above	(37)	(113)
Effect of income tax	7	25
Attributable to non-controlling interest	—	—
Total	(24)	(76)
Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from held- for-trading financial assets and liabilities, as well as investment income from the disposal of held-for- trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

					Unit: Share
The total number of shareholders as at the end of the Reporting Period	Number of A share holders: 226,743
	Number of H share holders: 35,178

Particulars of the top ten shareholders
Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Foreign shareholder	25.77%	7,285,190,063	—	—
State Development & Investment Corporation	Other	0.13%	35,685,900	—	—
National Social Security Fund – Portfolio 103	Other	0.10%	28,000,000	—	—
China Construction Bank – Bosera Theme Industry Stock Securities Investment Fund	Other	0.10%	27,000,000	—	—
China Construction Bank – Great Wall Brand Merit-choosed Equity Fund	Other	0.07%	20,318,306	—	—
China National Nuclear Corporation	Other	0.07%	20,000,000	—	—
China International Television Corporation	Other	0.07%	18,452,300	—	—
ICBC – SSE 50 Index Trading Open- end Securities Investment Fund	Other	0.05%	14,355,821	—	—
National Social Security Fund – Portfolio 110	Other	0.05%	14,000,000	—	—

Details of shareholders

1.      HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.      Both China Construction Bank – Bosera Theme Industry Stock Securities Investment Fund and China Construction Bank – Great Wall Brand Merit-choosed Equity Fund have China Construction Bank Corporation as their fund depository. Save as disclosed above, the Company was not aware of any connected relationship and concerted parties as defined by the“Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Commission File Number 001-31914

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☒  Applicable         ☐  Not applicable

(1)	Changes in key financial indicators and their reasons

				RMB million
Key financial indicators	As at 30 September 2013	As at 31 December 2012	Increase/ (decrease)	Main reasons
Total assets	1,960,673	1,898,916	3.3%	Accumulation of insurance business assets
Total liabilities	1,722,458	1,675,815	2.8%	New insurance business and the accumulation of insurance liabilities
Total equity holders’ equity	236,077	221,085	6.8%	The impact of net profit during the Reporting Period

				RMB million
Key financial indicators	For the nine months ended 30 September 2013	For the nine months ended 30 September 2012	Increase/ (decrease)	Main reasons
Operating profit	29,404	7,417	296.4%	Increase in investment income and decrease in impairment losses
Net profit attributable to equity holders of the Company	23,689	7,428	218.9%	Increase in investment income and decrease in impairment losses

Commission File Number 001-31914

(2)	Material changes in major accounting items and their reasons

				RMB million
Key financial indicators	As at 30 September 2013	As at 31 December 2012	Increase/ (decrease)	Main reasons
Cash fund	25,416	69,434	-63.4%	The needs for liquidity management
Interest receivables	39,676	28,926	37.2%	Increase in interest receivables from the fixed- income investment assets
Other receivables	20,023	9,547	109.7%	Factors including an increase in deposit receivable for investment
Loans	107,592	80,419	33.8%	The increase in the volume of policy loans and the Company’s increased allocation in debt investment plans
Claims payable	24,888	16,890	47.4%	Increase in maturity benefits payable
Reserves for long-term health insurance	20,373	15,610	30.5%	New insurance business and the accumulation of insurance liabilities from renewal business

				RMB million
Key financial indicators	For the nine months ended 30 September 2013	For the nine months ended 30 September 2012	Increase/ (decrease)	Main reasons
Surrenders	50,204	29,951	67.6%	Increase in surrenders of some products sold through bancassurance channel resulting from the impact of various wealth management products offered by banks
Claims expenses	118,248	63,323	86.7%	Increase in the payment of maturity benefits
Increase in insurance contracts reserve	90,083	148,136	-39.2%	Release of insurance reserves resulting from the payment of maturity benefits
Policyholder dividends	14,632	1,097	1,233.8%	Increase in investment yields for participating products
Impairment losses	3,743	29,024	-87.1%	Decrease in equity securities which meet the conditions for recognizing impairment losses
Income tax expenses/ (income)	5,415	(196)	Not applicable	The impact of the taxable income and the deferred tax

Commission File Number 001-31914

3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable ☒ Not applicable

3.3	Implementation of undertakings by the Company or shareholders holding more than 5% of the share capital of the Company

☒ Applicable ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period,

CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the co-owner of the properties intend to issue a letter to the governing department of the original owner of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and to assist the Company and the co-owner to complete the formalities in relation to the division of ownership of the properties in accordance with the approval from the SASAC.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable ☒ Not applicable

Commission File Number 001-31914

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng,
Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong
Independent non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

Hong Kong, 25 October 2013

Commission File Number 001-31914

4.	Appendix

4.1	Balance sheet as at 30 September 2013 (unaudited)

		RMB million (Unless otherwise stated)
ASSETS	As at 30 September 2013 Group	As at 31 December 2012 Group	As at 30 September 2013 Company	As at 31 December 2012 Company
Assets
Cash fund	25,416	69,434	24,667	68,637
Held-for-trading financial assets	38,880	34,018	38,803	33,970
Securities purchased under agreements to resell	18,343	894	18,224	844
Interest receivables	39,676	28,926	39,565	28,837
Premiums receivables	15,020	8,738	15,020	8,738
Receivables from reinsurers	32	35	32	35
Unearned premium reserves receivable from reinsurers	143	101	143	101
Claim reserves receivable from reinsurers	54	54	54	54
Reserves for life insurance receivables from reinsurers	13	13	13	13
Reserves for long-term health insurance receivables from reinsurers	814	745	814	745
Other receivables	20,023	9,547	19,615	9,379
Loans	107,592	80,419	107,252	80,229
Term deposits	676,836	641,080	675,536	639,780
Available-for-sale financial assets	468,524	506,416	466,260	504,341
Held-to-maturity investments	480,795	452,389	480,237	451,838
Long-term equity investments	30,890	28,991	35,055	32,856
Statutory deposits	6,553	6,153	6,053	5,653
Investment properties	1,341	—	1,406	—
Constructions in progress	4,484	5,126	4,484	5,126
Fixed assets	16,279	16,865	15,704	16,329
Intangible assets	6,397	6,498	6,342	6,439
Other assets	2,537	2,439	2,531	2,424
Separate account assets	31	35	31	35

Total Assets	1,960,673	1,898,916	1,957,841	1,896,403

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.1	Balance sheet as at 30 September 2013 (unaudited) (continued)

		RMB million (Unless otherwise stated)
LIABILITIES AND EQUITY	As at 30 September 2013 Group	As at 31 December 2012 Group	As at 30 September 2013 Company	As at 31 December 2012 Company
Liabilities
Securities sold under agreements to repurchase	11,260	68,499	11,020	68,499
Premiums received in advance	1,742	2,576	1,742	2,576
Brokerage and commission payable	2,215	2,459	2,215	2,459
Reinsurance payable	138	70	138	70
Salary and welfare payable	3,033	4,876	2,673	4,473
Taxes payable	456	425	424	387
Claims payable	24,888	16,890	24,888	16,890
Policyholder dividends payable	47,572	44,240	47,572	44,240
Other payable	2,357	2,713	2,391	2,656
Policyholder deposits	65,377	66,604	65,377	66,604
Unearned premium reserves	8,719	5,955	8,719	5,955
Claim reserves	3,767	3,078	3,767	3,078
Reserves for life insurance	1,444,528	1,359,894	1,444,528	1,359,894
Reserves for long-term health insurance	20,373	15,610	20,373	15,610
Bonds payable	67,984	67,981	67,984	67,981
Deferred tax liabilities	10,339	7,834	10,421	7,922
Other liabilities	7,679	6,076	7,678	6,076
Separate account liabilities	31	35	31	35

Total liabilities	1,722,458	1,675,815	1,721,941	1,675,405

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	54,511	59,251	54,496	59,242
Surplus reserve	38,328	37,221	38,280	37,173
General reserve	15,959	15,959	15,959	15,959
Retained earnings	99,017	80,392	98,900	80,359
Exchange differences from translating foreign currency financial statement	(3)	(3)	—	—

Attributable to equity holders of the Company	236,077	221,085	235,900	220,998

Non-controlling interests	2,138	2,016	—	—

Total equity	238,215	223,101	235,900	220,998

Total liabilities and equity	1,960,673	1,898,916	1,957,841	1,896,403

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.2	Income statement for the third quarter of 2013 (unaudited)

		RMB million (Unless otherwise stated)
	For the nine months ended 30 September		For the nine months ended 30 September
	2013 Group	2012 Group	2013 Company	2012 Company
1. Operating income	349,541	320,504	349,097	320,142
Premiums earned	274,019	261,013	274,019	261,013
Premium income	277,185	263,056	277,185	263,056

Including: reinsurance premium income	5	—	5	—

Less: Premiums ceded to reinsurers	(444)	(289)	(444)	(289)
Change in unearned premium reserves	(2,722)	(1,754)	(2,722)	(1,754)
Investment income	72,366	58,477	72,297	58,395

Including: share of profit of associates	2,153	2,161	2,153	2,161

Fair value gains/(losses)	903	(1,336)	896	(1,333)
Foreign exchange gains/(losses)	(328)	61	(328)	61
Other operating income	2,581	2,289	2,213	2,006
2. Operating expenses	(320,137)	(313,087)	(320,131)	(313,037)
Surrenders	(50,204)	(29,951)	(50,204)	(29,951)
Claims expenses	(118,248)	(63,323)	(118,248)	(63,323)
Less: claims recoverable from reinsurers	167	79	167	79
Increase in insurance contracts reserve	(90,083)	(148,136)	(90,083)	(148,136)
Less: insurance reserves recoverable from reinsurers	69	49	69	49
Policyholder dividends	(14,632)	(1,097)	(14,632)	(1,097)
Business tax and surcharges	(1,000)	(926)	(942)	(878)
Underwriting and policy acquisition costs	(19,902)	(20,699)	(19,902)	(20,699)
Administrative expenses	(16,742)	(15,473)	(16,146)	(14,902)
Less: expenses recoverable from reinsurers	129	111	129	111
Other operating expenses	(5,948)	(4,697)	(6,596)	(5,266)
Impairment losses	(3,743)	(29,024)	(3,743)	(29,024)

3. Operating profit	29,404	7,417	28,966	7,105

Add: Non-operating income	32	43	32	42
Less: Non-operating expenses	(133)	(66)	(133)	(66)

4. Net profit before income tax	29,303	7,394	28,865	7,081

Less: Income tax expenses	(5,415)	196	(5,260)	321

5. Net profit	23,888	7,590	23,605	7,402

6. Attributable to:
– equity holders of the Company	23,689	7,428
– non-controlling interests	199	162
7. Earnings per share
Basic earnings per share	RMB0.84	RMB0.26
Diluted earnings per share	RMB0.84	RMB0.26
8. Other Comprehensive income	(4,737)	19,667	(4,746)	19,637

9. Total Comprehensive income	19,151	27,257	18,859	27,039

Attributable to equity holders of the Company	18,949	27,090
Attributable to non-controlling interests	202	167

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.2	Income statement for the third quarter of 2013 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	For the three months ended 30 September		For the three months ended 30 September
	2013 Group	2012 Group	2013 Company	2012 Company
1. Operating income	97,003	95,244	96,791	95,070
Premiums earned	73,175	76,274	73,175	76,274
Premium income	73,934	77,618	73,934	77,618

Including: reinsurance premium income	1	—	1	—

Less: Premiums ceded to reinsurers	(159)	(138)	(159)	(138)
Change in unearned premium reserves	(600)	(1,206)	(600)	(1,206)
Investment income	22,966	19,065	22,897	19,000

Including: share of profit of associates	577	640	577	640

Fair value gains/(losses)	88	(931)	83	(929)
Foreign exchange gains/(losses)	(67)	15	(68)	15
Other operating income	841	821	704	710
2. Operating expenses	(87,826)	(98,855)	(87,814)	(98,825)
Surrenders	(18,035)	(11,043)	(18,035)	(11,043)
Claims expenses	(34,257)	(13,840)	(34,257)	(13,840)
Less: claims recoverable from reinsurers	90	33	90	33
Increase in insurance contracts reserve	(16,896)	(48,068)	(16,896)	(48,068)
Less: insurance reserves recoverable from reinsurers	46	50	46	50
Policyholder dividends	(4,855)	1,398	(4,855)	1,398
Business tax and surcharges	(305)	(296)	(285)	(279)
Underwriting and policy acquisition costs	(6,102)	(6,130)	(6,102)	(6,130)
Administrative expenses	(5,438)	(5,261)	(5,233)	(5,054)
Less: expenses recoverable from reinsurers	27	57	27	57
Other operating expenses	(2,058)	(1,851)	(2,271)	(2,045)
Impairment losses	(43)	(13,904)	(43)	(13,904)

3. Operating profit	9,177	(3,611)	8,977	(3,755)

Add: Non-operating income	11	16	11	16
Less: Non-operating expenses	(42)	(23)	(42)	(23)

4. Net profit before income tax	9,146	(3,618)	8,946	(3,762)

Less: Income tax expenses	(1,586)	1,467	(1,533)	1,504

5. Net profit	7,560	(2,151)	7,413	(2,258)

6. Attributable to:
– equity holders of the Company	7,491	(2,207)
– non-controlling interests	69	56
7. Earnings per share
Basic earnings per share	RMB0.27	RMB(0.08)
Diluted earnings per share	RMB0.27	RMB(0.08)
8. Other Comprehensive income	(2,073)	844	(2,023)	883

9. Total Comprehensive income	5,487	(1,307)	5,390	(1,375)

Attributable to equity holders of the Company	5,434	(1,354)
Attributable to non-controlling interests	53	47

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the third quarter of 2013 (unaudited)

		RMB million (Unless otherwise stated)
	For the nine months ended 30 September		For the nine months ended 30 September
	2013 Group	2012 Group	2013 Company	2012 Company
1. Cash flows from operating activities
Premiums received	269,866	254,984	269,866	254,984
Cash received from other operating activities	2,360	2,213	1,885	1,655

Sub-total of cash inflows from operating activities	272,226	257,197	271,751	256,639

Cash paid for claims	(160,451)	(89,033)	(160,451)	(89,033)
Net cash paid for reinsurance business	(77)	(59)	(77)	(59)
Net decrease in policyholder deposits	(1,067)	(3,083)	(1,067)	(3,083)
Cash paid for brokerage and commission fees	(20,146)	(20,526)	(20,146)	(20,526)
Cash paid for policyholder dividends	(8,665)	(6,822)	(8,665)	(6,822)
Cash paid to and for employees	(9,629)	(9,097)	(9,203)	(8,786)
Net cash paid for held-for-trading financial assets	(2,689)	(22,073)	(2,676)	(22,200)
Cash paid for taxes and surcharges	(4,998)	(7,022)	(4,751)	(6,818)
Cash paid for other operating activities	(10,819)	(7,594)	(11,110)	(7,727)

Sub-total of cash outflows from operating activities	(218,541)	(165,309)	(218,146)	(165,054)

Net cash flows from operating activities	53,685	91,888	53,605	91,585

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the third quarter of 2013 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	For the nine months ended 30 September		For the nine months ended 30 September
	2013 Group	2012 Group	2013 Company	2012 Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	286,172	154,007	285,247	152,441
Cash received from investment income	49,064	41,150	49,047	41,070
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	62	56	62	56
Net cash received from securities purchased under agreements to resell	—	2,387	—	2,290

Sub-total of cash inflows from investing activities	335,298	197,600	334,356	195,857

Cash paid for investments	(335,639)	(315,861)	(334,691)	(313,888)
Net increase in policy loans	(15,113)	(5,688)	(15,113)	(5,688)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(2,117)	(1,791)	(1,905)	(1,769)
Net cash paid for securities purchased under agreements to resell	(17,449)	—	(17,380)	—

Sub-total of cash outflows from investing activities	(370,318)	(323,340)	(369,089)	(321,345)

Net cash flows from investing activities	(35,020)	(125,740)	(34,733)	(125,488)

3. Cash flows from financing activities
Proceeds from issuance of subordinated debts	—	27,992	—	27,992
Net cash received from securities sold under agreements to repurchase	—	4,519	—	4,418

Sub-total of cash inflows from financing activities	—	32,511	—	32,410

Net cash paid for securities sold under agreements to repurchase	(57,239)	—	(57,479)	—
Cash paid for dividends and interest	(5,398)	(6,566)	(5,318)	(6,501)
Sub-total of cash outflows from financing activities	(62,637)	(6,566)	(62,797)	(6,501)

Net cash flows from financing activities	(62,637)	25,945	(62,797)	25,909

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(53)	10	(52)	10

5. Net increase/(decrease) in cash and cash equivalents	(44,025)	(7,897)	(43,977)	(7,984)

Add: Opening balance of cash and cash equivalents	69,452	55,985	68,655	55,585

6. Closing balance of cash and cash equivalents	25,427	48,088	24,678	47,601

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in charge of Accounting Affairs	Chief Actuary	Head of Financial Department